May 23, 2012

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4631

Innophos Holdings, Inc. Form 10-K for
Fiscal Year Ended December 31, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2012
File No. 1-33124
Response to Staff Comment Letter dated May 9, 2012

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated May 9, 2012 addressed to Mr. Neil Salmon, Chief Financial Officer of Innophos Holdings, Inc.(the “Registrant”), which has been referred to me for response.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered. Below we have set forth the full text of each Staff comment and, immediately after each, responses on behalf of the Registrant.

We have the following responses to the comments delivered in your letter:

Staff Comment:

Form 10-Q for Fiscal Quarter Ended March 31, 2012

14. Segment Reporting, page 16

1. We note your response to comment 13 in our letter dated April 24, 2012. It remains unclear why there is no reconciling item from reportable segment sales to total consolidated sales. In this regard, your stated revenue recognition policy for your consolidated financial statements is that sales are recognized when delivery has occurred. However, you state that sales for your segment reporting is on a ship-from basis, which appears to occur prior to your stated revenue recognition policy. Please provide us with a more comprehensive explanation as to how these two different recognition points do not result in a timing difference necessitating an adjustment from segment reporting to consolidated sales.

Response:

In response to the comment, the Registrant wishes to clarify to the Staff that revenue is recognized when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the agreed sales terms with the customer. The context of delivery as stated in our revenue recognition policy as disclosed in our Form 10-K for the year ended December 31, 2011, is when title transfers as noted- this can occur when product is delivered to a common carrier at our place of business (i.e. FOB shipping point) or when the product arrives at the customers site (i.e. FOB destination).

The Registrant will clarify its revenue recognition policy in the upcoming Form 10-Q for quarterly period ended June 30, 2012 and proposes to state:

“Revenue Recognition
Revenue from sales of our products to our customers is recognized when title and risk of loss passes to the customer, which occurs either upon shipment or delivery, depending upon the agreed sales terms with customers. In the United States and Canada, the Company records estimated reductions to revenue for distributor incentives and customer incentives such as rebates, at the time of the initial sale. Distributor and customer incentives in Mexico are immaterial to the financial statements. The estimated reductions are based on the sales terms, historical experience and trend analysis. Accruals for distributor incentives are reflected as a direct reduction to accounts receivable and accruals for rebates are recorded as accrued expenses. This analysis requires a significant amount of judgment from management. Changes in the assumptions used to calculate these estimates or changes resulting from actual results are recorded against revenue in the period in which the change occurs."

The Registrant further advises the Staff that the Registrant does not assign the sale to the shipped-from or the shipped-to location in our segment reporting until revenue recognition is completed. Therefore, the presentation of the shipped-from and shipped-to sales is on the same basis of revenue recognition (both as to segment sales and consolidated sales) and, accordingly, no reconciling adjustment is warranted.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 22

Staff Comment:

2. We note the analysis provided for the increase in accounts receivable balances in response to comment 6 in our letter dated April 24, 2012. Specifically, you note that the increase in accounts receivable balances is due to $19 million of GTSP sales near the end of the quarter, which were collected at the beginning of April 2012. We further note that the export market sales did not impact the increase in accounts receivables. However, we note that accounts receivable balances as a percentage of quarterly sales continues to be at an elevated level – 51.5% as of March 31, 2012; 50% as of December 31, 2011; 43.8% as of March 31, 2011; and 38.9% as of December 31, 2010. As such, we continue to request that you provide investors with a more comprehensive analysis of the material factors negatively impacting your accounts receivable balances. For example, please quantify the amount related to export market sales with collection terms that are 30 – 45 days longer than your normal collection terms along with quantifying the change in the aging of your accounts receivable, net (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days). Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

In response to the comment, the Registrant advises the Staff that it will disclose in future filings the material factors contributing to the changes in the accounts receivable balance. The Registrant advises the Staff, assuming it to be the case, if the amounts past-due are elevated versus the Registrants historical levels, the Registrant will disclose this fact. Historically, the accounts receivable balance exceeding 30 days past-due has been less than 10% of the total accounts receivable balance. Currently, the Registrants balance exceeding 30 days past-due remains in historical ranges. Further, the quality of the Registrant’s accounts receivable is considered extremely high, with near 100% collectability. Taking into account the Registrant’s cash position and access to cash resources at present, management believes that even accounts receivable balances elevated beyond historical levels would not rise to the level of a material risk to the liquidity of the Registrant. Nevertheless, in the event that the quality of our accounts receivable decreases and/or the percentage past-due is elevated past our historical ranges and these factors result in a material change to our liquidity, the Registrant will disclose the contributing factors to the accounts receivable balances which materially affect our liquidity.

Staff Comment:

3. We note the additional disclosures you provided in response to comment 5 in our letter dated April 24, 2012, including the qualifying language regarding your conclusion that it is not your current plan to repatriate cash and cash equivalents held outside of the United States to fund the United States operations. Please expand upon your disclosure in future filings to clarify that in the event that you do repatriate cash and cash equivalents held outside of the United States, you would be required to accrue and pay United States taxes to repatriate these funds.

Response:

In response to this comment, the Registrant advises the Staff that it will disclose in future filings, assuming it to be the case, that in the event that we do repatriate cash and cash equivalents held outside of the United States, we would be required to accrue and pay United States taxes to repatriate these funds.

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As requested by the Staff in the comment letter, the Registrant acknowledges the following matters:
• The Registrant is responsible for the accuracy and adequacy of the disclosure in its filings.
• Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s filings.

• The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    Please contact the undersigned directly at (609) 366-1207 in the event the Staff requires any additional information or wishes to discuss our responses further.
Very truly yours,

Charles Brodheim
Vice President, Corporate Controller
Chief Accounting Officer